Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2018	2017
	(in millions, except ratios)
Net income	$52	$18
Income taxes	15	10
Capitalized interest	(2)	(2)
	65	26
Fixed charges, as defined:

Interest	49	53
Capitalized interest	2	2
Interest component of rentals charged to operating expense	—	—
Total fixed charges	51	55

Earnings, as defined	$116	$81

Ratio of earnings to fixed charges	2.27	1.47